UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2023

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iasonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Attached as Exhibit I are the Unaudited Interim Condensed Consolidated Financial Statements of Capital Product Partners L.P. (“CPLP”) for the nine-month periods ended September 30, 2023, and 2022 and the related Operating and Financial Review and Prospects discussion.

Attached as Exhibit II is the following financial information from this Report on Form 6-K for the nine-month periods ended September 30, 2023, and 2022:

(i)	Unaudited Condensed Consolidated Balance Sheets as of September 30, 2023 and December 31, 2022;

(ii)	Unaudited Condensed Consolidated Statements of Comprehensive Income for the nine-month periods ended September 30, 2023 and 2022;

(iii)	Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the nine-month periods ended September 30, 2023 and 2022;

(iv)	Unaudited Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2023 and 2022; and

(v)	Notes to the Unaudited Interim Condensed Consolidated Financial Statements.

Exhibit I and Exhibit II to this report on Form 6-K are hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-274680).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: November 14, 2023	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
		Name:	Gerasimos (Jerry) Kalogiratos
		Title:	Chief Executive Officer of Capital GP L.L.C.